

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

January 15, 2010

Mr. Jon S. Pilarski
Chief Financial Officer
Skyline Corporation
2520 By-Pass Road
Elkhart, IN 46515

> **Re:** **Skyline Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed August 12, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **File No. 001-04714**

Dear Mr. Pilarski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief